SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )

Whole Foods Market, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

966837106
(CUSIP Number)

Eleazer Klein, Esq. Aneliya Crawford, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2017
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 966837106	SCHEDULE 13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,314,367 Shares (including options to purchase 3,535,000 Shares)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,314,367 Shares (including options to purchase 3,535,000 Shares)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 26,314,367 Shares (including options to purchase 3,535,000 Shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.3%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 966837106	SCHEDULE 13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS GLENN MURPHY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,457,078 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,457,078 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,457,078 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 966837106	SCHEDULE 13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS DIANE DIETZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 101,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 101,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 101,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 966837106	SCHEDULE 13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS THOMAS W. DICKSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,275 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,275 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,275 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 966837106	SCHEDULE 13D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS MEREDITH ADLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,455 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,455 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,455 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 966837106	SCHEDULE 13D	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS MARK BITTMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 860 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 860 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 860 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 966837106	SCHEDULE 13D	Page 8 of 13 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the shares ("Shares") of common stock, no par value, of Whole Foods Market, Inc., a Texas corporation (the "Issuer"). The principal executive office of the Issuer is located at 550 Bowie Street, Austin, Texas 78703.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by (i) JANA Partners LLC, a Delaware limited liability company ("JANA"), (ii) Glenn Murphy ("Mr. Murphy"), (iii) Diane Dietz, whose full legal name is Diane Dietz Suciu ("Ms. Dietz"), (iv) Thomas W. (“Tad”) Dickson ("Mr. Dickson"), (v) Meredith Adler ("Ms. Adler"), and (vi) Mark Bittman ("Mr. Bittman," and together with JANA, Mr. Murphy, Ms. Dietz, Mr. Dickson, and Ms. Adler, the "Reporting Persons"). JANA is a private money management firm which holds Shares of the Issuer in various accounts under its management and control. The principal owner of JANA is Barry Rosenstein ("Mr. Rosenstein" or the "Principal").

(b) The principal business address of JANA and the Principal is 767 Fifth Avenue, 8th Floor, New York, NY 10153. The address of Mr. Murphy is c/o FIS Holdings, Ltd., 95 St. Clair Avenue West, Suite 1400, Toronto, Ontario M4V 1X2. The address of Ms. Dietz is P.O. Box 18, Diablo, CA 94528. The address of Mr. Dickson is 200 South College Street, Suite 1800, Charlotte, NC 28202. The address of Ms. Adler is 1397 2nd Avenue, Suite 111, New York, NY 10021. The address of Mr. Bittman is c/o Peyser and Alexander, 500 Fifth Avenue, New York, NY 10110.

(c) The principal business of JANA and the Principal is investing for accounts under their management. The principal business of Mr. Murphy is serving as Founder and CEO of FIS-Holdings, Ltd., a consumer focused investment firm that invests to unlock value operationally in high quality businesses. The principal business of Ms. Dietz is serving as President and CEO of Rodan & Fields, LLC, a premium skincare brand. The principal business of Mr. Dickson is private investing after previously serving as Chairman and CEO of Harris Teeter Supermarkets, Inc., a grocery company. The principal business of Ms. Adler is consulting in the food and retail sectors following a career as an equity research analyst. The principal business of Mr. Bittman is serving as a food and wellness journalist and author and as faculty at the Mailman School of Public Health at Columbia University, where he focuses on food policy.

(d) None of the Reporting Persons or the Principal has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor the Principal has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) JANA is a limited liability company organized in Delaware. The Principal, Ms. Dietz, Mr. Dickson, Ms. Adler, and Mr. Bittman are each United States citizens. Mr. Murphy is a Canadian citizen.

CUSIP No. 966837106	SCHEDULE 13D	Page 9 of 13 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 27,882,035 Shares (including options to purchase 3,535,000 Shares) reported herein as beneficially owned by the Reporting Persons were acquired at an aggregate purchase price of approximately $721.2 million.

The 26,314,367 Shares (including options to purchase 3,535,000 Shares) reported herein by JANA were acquired at an aggregate purchase price of approximately $705.6 million. Such Shares were acquired with investment funds in accounts managed by JANA and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by JANA in commingled margin accounts, which may extend margin credit to JANA from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

Mr. Murphy used a total of approximately $44 million in the aggregate to acquire the 1,457,078 Shares reported herein as beneficially owned by him.

Ms. Dietz used a total of approximately $3.1 million in the aggregate to acquire the 101,000 Shares reported herein as beneficially owned by her.

Mr. Dickson used a total of approximately $155 thousand in the aggregate to acquire the 5,275 Shares reported herein as beneficially owned by him.

Ms. Adler used a total of approximately $100 thousand in the aggregate to acquire the 3,455 Shares reported herein as beneficially owned by her.

Mr. Bittman used a total of approximately $25 thousand in the aggregate to acquire the 860 Shares reported herein as beneficially owned by him.

Funds for the purchase of the Shares reported herein as beneficially owned by each of the foregoing individuals were derived from the respective personal funds of each such individual.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Shares because they believe the Shares are undervalued and represent an attractive investment opportunity. JANA has substantial experience analyzing and investing in the grocery sector and more broadly across the food and retail sectors, and the other Reporting Persons collectively possess significant operational, financial and nutritional expertise, including, for some of the other Reporting Persons, experience creating significant shareholder value in the food and grocery sectors. JANA, with the assistance of the other Reporting Persons, intends to have discussions with the Issuer's board of directors and management regarding topics including: (1) addressing the Issuer's chronic underperformance for shareholders, (2) changing the Issuer's board and senior management composition and addressing governance, (3) optimizing the Issuer's real estate and capital allocation strategies, including discussing the Issuer's "365" small store format and opportunities to improve returns on invested capital, (4) pursuing opportunities to improve performance by advancing its brand development and by addressing core operating deficiencies in areas including customer loyalty and analytics, category management and analytics, technology and digital capabilities,

CUSIP No. 966837106	SCHEDULE 13D	Page 10 of 13 Pages

procurement and buying practices, pricing strategies and value proposition communication, and online offerings, (5) improving in-store execution, including labor scheduling and management, management of inventory and shrink levels, stocking practices, product layout, in-store signage, private label program strategy and management, and assessing broader cost structure and operating opportunities, (6) evaluating opportunities to re-engineer the Issuer's suboptimal and cost-disadvantaged grocery procurement and distribution strategy, such as by internalizing distribution or pursuing other hybrid strategies, in order to diversify away from its existing primary wholesale distribution partner, while in the interim implementing better management and increased auditing of this relationship to reduce costs, improve execution, and limit such distribution partner's influence, and (7) initiating a review of strategic alternatives particularly in light of the Issuer's apparent unwillingness to engage in discussions with third parties regarding such alternatives. The Reporting Person expects to have discussions with the Issuer's management and board of directors, shareholders and other interested parties relating to such matters. JANA is also prepared, if necessary, to nominate individuals for election to the Issuer's board of directors and to participate in the solicitation of proxies in support of such individuals, and has signed Nomination Agreements with the Reporting Persons named in Item 6.

JANA, potentially with the assistance of the other Reporting Persons, may also take other steps to increase shareholder value as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, excluding (i) acquiring a control stake in the Issuer's Shares, or grouping with any other party or parties to do so, (ii) engaging in an extraordinary transaction, such as a merger, with the Issuer, or acquiring a material amount of the Issuer's assets, or grouping with any other party or parties to do either, or (iii) seeking to exert negative control over the important corporate actions of the Issuer, or grouping with any other party or parties to do so, although the Reporting Persons may seek to influence such actions through customary means including presenting its views for consideration to the Issuer, shareholders and other interested parties, privately or publicly, and, if necessary, through the exercise of its shareholder rights including the right to propose new directors for the Issuer's board of directors.

Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment position in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, and/or engaging in short selling of or hedging or similar transactions with respect to the Shares.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 318,564,535 Shares outstanding, which is the total number of Shares outstanding as of February 10, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended February 15, 2017, filed with the SEC on February 16, 2017.

As of the close of business on the date hereof, JANA may be deemed to beneficially own 26,314,367 Shares (including options to purchase 3,535,000 Shares), representing approximately 8.3% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Murphy may be deemed to beneficially own 1,457,078 Shares, representing approximately 0.5% of the Shares outstanding.

CUSIP No. 966837106	SCHEDULE 13D	Page 11 of 13 Pages

As of the close of business on the date hereof, Ms. Dietz may be deemed to beneficially own 101,000 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Dickson may be deemed to beneficially own 5,275 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Ms. Adler may be deemed to beneficially own 3,455 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Bittman may be deemed to beneficially own 860 Shares, representing less than 0.1% of the Shares outstanding.

By virtue of the Nominee Agreements (as defined in Item 6 below) and the Consulting Agreements (as defined in Item 6 below), JANA, each of the Potential Nominees (as defined in Item 6 below) and each of the Consultants (as defined in Item 6 below) may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 27,882,035 Shares (including options to purchase 3,535,000 Shares), representing approximately 8.8% of the outstanding Shares. Each Potential Nominee expressly disclaims beneficial ownership of the Shares beneficially owned by JANA, each other Potential Nominee and each Consultant. JANA expressly disclaims beneficial ownership of the Shares beneficially owned by each Potential Nominee and each Consultant. Each Consultant expressly disclaims beneficial ownership of the Shares beneficially owned by JANA, each other Consultant and each Potential Nominee.

(b) JANA has sole voting and dispositive power over 26,314,367 Shares (including options to purchase 3,535,000 Shares), which power is exercised by the Principal. Mr. Murphy has sole voting and dispositive power over the 1,457,078 Shares beneficially owned by him. Ms. Dietz has sole voting and dispositive power over the 101,000 Shares beneficially owned by her. Mr. Dickson has sole voting and dispositive power over the 5,275 Shares beneficially owned by him. Ms. Adler has sole voting and dispositive power over the 3,455 Shares beneficially owned by her. Mr. Bittman has sole voting and dispositive power over the 860 Shares beneficially owned by him.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Each of Mr. Murphy, Mr. Dickson, and Ms. Adler (each, the "Potential Nominee") have entered into a nominee agreement (the "Nominee Agreement") with JANA substantially in the form attached as Exhibit B to this Schedule 13D whereby each Potential Nominee agreed to become a member of a slate of nominees (the "Slate") and stand for election as a director of the Issuer in connection with a proxy solicitation (the "Proxy Solicitation")

CUSIP No. 966837106	SCHEDULE 13D	Page 12 of 13 Pages

which may be conducted by JANA in respect of the 2018 annual meeting of stockholders of the Issuer (the "2018 Annual Meeting"). Pursuant to each Nominee Agreement, JANA has agreed to pay the costs of soliciting proxies in connection with the 2018 Annual Meeting, and to defend and indemnify each Potential Nominee against, and with respect to, any losses that may be incurred by them in the event they become a party to litigation based on their nomination as a candidate for election to the Issuer's board and the solicitation of proxies in support of their election. Each Potential Nominee received compensation under the Nominee Agreement in the amount of $100,000, and an additional $50,000 in the event of his or her appointment or election. Each Potential Nominee agreed to hold Shares with a market-value equal to $150,000 (adjusted for taxes) as of the date of his or her appointment, subject to certain exceptions, until the later of when such Potential Nominee is no longer a director of the Issuer and three years. A copy of the form of the Nominee Agreement is attached as Exhibit B and is incorporated by reference herein.

JANA also entered into a consulting agreement (the "Consulting Agreement") with each of Ms. Dietz and Mr. Bittman (each a "Consultant") pursuant to which they each agreed to provide analysis of the Issuer and certain related services. JANA shall pay each Consultant a one-time fee in the amount of $90,000. The Consulting Agreement permits each Consultant to buy Shares as long as they each agree to hold such Shares until the earlier of (i) the conclusion of the 2018 Annual Meeting or (ii) the termination of the Proxy Solicitation. A copy of the form of the Consulting Agreement is attached as Exhibit C and is incorporated by reference herein.

JANA beneficially owns 35,350 call options for 3,535,000 Shares with strike prices ranging from $27.00 - $28.00 and which expire on May 19, 2017.

Except as otherwise set forth herein and the joint filing agreement attached hereto as Exhibit D, the Reporting Persons have no contracts, arrangements, understandings or relationships with any person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Transactions in the Shares During the Last 60 Days.
Exhibit B:	Form of Nominee Agreement
Exhibit C:	Form of Consulting Agreement
Exhibit D:	Joint Filing Agreement, dated April 10, 2017

CUSIP No. 966837106	SCHEDULE 13D	Page 13 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2017

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel

/s/ Glenn Murphy
GLENN MURPHY

/s/ Diane Dietz
DIANE DIETZ

/s/ Thomas W. ("Tad") Dickson
THOMAS W. ("TAD") DICKSON

/s/ Meredith Adler
MEREDITH ADLER

/s/ Mark Bittman
MARK BITTMAN

EXHIBIT A

Transactions in Shares of the Issuer During the Last 60 Days

The following table sets forth all transactions in the Shares effected in the past sixty days by the Reporting Persons. Except as otherwise noted, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

JANA

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
02/09/2017	2,100	29.98
02/09/2017	214,600	30.31
02/09/2017	170,600	30.18
02/09/2017	479,736	30.07
02/10/2017	132,964	30.54
02/13/2017	61,493	30.06
02/13/2017	54,072	30.04
02/14/2017	137,627	29.79
02/14/2017	290,777	29.78
02/14/2017	94,300	29.81
02/21/2017	(35,676)*	31.20
02/22/2017	206,379	31.08
02/22/2017	242,436	31.07
02/22/2017	32,100	31.09
02/23/2017	109,303	31.21
02/23/2017	428,977	31.30
02/24/2017	169,460	31.13
02/24/2017	100,000	31.25
02/27/2017	50,000	30.96
02/27/2017	12,100	31.18
02/27/2017	467,900	31.08
02/28/2017	67,900	30.90
02/28/2017	102,100	30.96
02/28/2017	163,000	30.62
03/01/2017	21,700	30.65
03/01/2017	146,000	30.70
03/01/2017	65,300	30.80
03/01/2017	126,047	30.73
03/02/2017	100,000	30.55
03/02/2017	55,000	30.52
03/02/2017	122,953	30.56
03/03/2017	55,966	29.74
03/03/2017	294,034	29.66
03/03/2017	50,000	30.02
03/03/2017	50,000	29.93
03/06/2017	275,000	29.73
03/07/2017	35,000	29.49
03/24/2017	169,500	29.06
03/28/2017	10,000	28.62
03/29/2017	351,770	28.91
03/29/2017	123,728	28.89
03/29/2017	657,100	28.81

03/30/2017	497,936	29.14
03/31/2017	446,900	29.25
03/31/2017	11,400	29.71
03/31/2017	835,384	29.68
04/03/2017	20,900	29.74
04/03/2017	1,056,714	29.72
04/04/2017	444,812	30.09
04/04/2017	32,900	30.06
04/04/2017	260,148	30.07
04/04/2017	830,642	30.18
04/05/2017	801,368	30.23
04/05/2017	67,300	30.38
04/05/2017	139,000	30.45
04/05/2017	1,701,502	30.40
04/06/2017	117,089	30.71
04/06/2017	1,317,275	30.79
04/06/2017	89,000	30.95
04/06/2017	60,000	30.94
04/06/2017	(183,865)*	30.90
04/07/2017	63,312	31.09
04/07/2017	10,800	31.45
04/07/2017	539,488	31.42
04/07/2017	136,400	31.28
04/10/2017	53,900	31.80
04/10/2017	261,216	31.58
04/10/2017	312,402	31.80
04/10/2017	296,782	31.77
04/10/2017	75,700	31.70

* Transaction was effected for the purpose of rebalancing the holdings of funds and accounts managed by JANA.

Mr. Murphy

Trade Date	Amount Purchased (Sold)	Price Per Share ($)
03/02/2017	1,250	30.25
03/03/2017	41,236	29.79
03/07/2017	50,000	29.47
03/13/2017	50,000	28.90
03/15/2017	8,735	28.50

Ms. Dietz

Trade Date	Amount Purchased (Sold)	Price Per Share ($)
03/01/2017	40,000	30.88
03/01/2017	20,000	30.83
03/01/2017	20,000	30.85
03/02/2017	3,000	30.46
03/14/2017	18,000	28.79

Mr. Dickson

Trade Date	Amount Purchased (Sold)	Price Per Share ($)
03/03/2017	3,375	29.64
03/15/2017	1,900	28.87

Ms. Adler

Trade Date	Amount Purchased (Sold)	Price Per Share ($)
03/13/2017	837	28.92
03/13/2017	2,618	28.94

Mr. Bittman

Trade Date	Amount Purchased (Sold)	Price Per Share ($)
03/29/2017	860	29.11

EXHIBIT B

Form of Nominee Agreement

AGREEMENT

This Nomination Agreement (the "Agreement"), is by and between JANA Partners LLC ("JANA," "we" or "us") and [NOMINEE] ("you").

You agree that you are willing, should we so elect, to become a member of a slate of nominees (the "Slate") of a JANA affiliate (the "Nominating Party") which nominees shall stand for election as directors of Whole Foods Market, Inc. ("Whole Foods") in connection with a proxy solicitation (the "Proxy Solicitation") which may be conducted in respect of the 2018 annual meeting of stockholders of Whole Foods (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the "Annual Meeting") or appointment or election by other means. You further agree to serve as a director of Whole Foods if so elected or appointed. JANA agrees on behalf of the Nominating Party to pay the costs of the Proxy Solicitation. JANA also agrees on behalf of the Nominating Party to pay you, (i) $100,000 within three (3) business days of the date hereof and (ii) in the event that you are elected or appointed as a director of Whole Foods, $50,000 within three (3) business days of such election or appointment, provided that to the extent that you do not own on the date of such election or appointment shares of common stock of Whole Foods ("Shares") with a market value (based on the closing price of the Shares on the date of such election or appointment) equal to at least the estimated after-tax proceeds of $150,000 (assuming a combined federal, state and city tax rate of 45%, rounded to the nearest whole dollar), you agree to purchase an amount of Shares with a market value (based on the closing price of the Shares on the date of such election or appointment) equivalent to or greater than such after-tax amount within five (5) business days of receipt of such payment (or such longer period as may be required to comply with any legal or regulatory requirements or policies of the Board). You agree to hold any Shares purchased by you in accordance with this paragraph (and any other Shares purchased by you which were taken into account in satisfying the share ownership obligation set forth in the prior sentence) until at least the later of (A) the first date as of which you are no longer a director of Whole Foods and (B) three (3) years from the date of such appointment or election (or if earlier, the date of the consummation of any merger or sale of Whole Foods which has been approved if applicable by the Board and the holders of the requisite number of Shares).

JANA agrees on behalf of the Nominating Party that, so long as you actually serve on the Slate, JANA will defend, indemnify and hold you harmless from and against any and all losses, claims, damages, penalties, judgments, awards, settlements, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) incurred by you in the event that you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof, (i) relating to your role as a nominee for director of Whole Foods on the Slate, or (ii) otherwise arising from or in connection with or relating to the Proxy Solicitation. Your right of indemnification hereunder shall continue after the Annual Meeting has taken place but only for events that occurred prior to the Annual Meeting and subsequent to the date hereof. Anything to the contrary herein notwithstanding, JANA is not indemnifying you for any action taken by you or on your behalf that occurs prior to the date hereof or subsequent to the conclusion of the Proxy Solicitation or such earlier time as you are no longer a nominee on the Slate or for any actions taken by you as a director of Whole Foods, if you are elected. Nothing herein shall be construed to provide you with indemnification (i) if you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Solicitation, unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; (ii) if you acted in a manner that constitutes gross negligence or willful misconduct;

or (iii) if you provided false or misleading information, or omitted material information, in the JANA Questionnaire (as defined below) or otherwise in connection with the Proxy Solicitation. You shall promptly notify JANA in writing in the event of any third-party claims actually made against you or known by you to be threatened if you intend to seek indemnification hereunder in respect of such claims; provided, however, that any failure by you to notify JANA of any claim shall not relieve JANA of any liability which JANA may have to you except only to the extent that any such delay in giving of failure to give notice as required materially prejudices the defense of such claim. In addition, upon your delivery of notice with respect to any such claim, JANA shall promptly assume control of the defense of such claim with counsel chosen by JANA and shall advise you of the progress thereof and all significant actions proposed. JANA shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent. However, JANA may not enter into any settlement of any such claim without your consent unless such settlement includes (i) no admission of liability or guilt by you, and (ii) an unconditional release of you from any and all liability or obligation in respect of such claim. If you are required to enforce the obligations of JANA in this agreement in a court of competent jurisdiction, or to recover damages for breach of this agreement, JANA will pay on your behalf, in advance, any and all expenses (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) actually and reasonably incurred by you in such action, regardless of whether you are ultimately determined to be entitled to such indemnification or advancement of expenses.

You understand that it may be difficult, if not impossible, to replace a nominee who, such as yourself, has agreed to serve on the Slate and, if elected, as a director of Whole Foods if such nominee later changes his mind and determines not to serve on the Slate or, if elected, as a director of Whole Foods. Accordingly, JANA is relying upon your agreement to serve on the Slate and, if elected, as a director of Whole Foods. In that regard, you may be supplied with a questionnaire (the "JANA Questionnaire") in which you will provide JANA with information necessary for the Nominating Party to make appropriate disclosure to Whole Foods and to use in creating the proxy solicitation materials to be sent to stockholders of Whole Foods and filed with the Securities and Exchange Commission in connection with the Proxy Solicitation. In the event that the Nominating Party files with the Securities and Exchange Commission any proxy solicitation materials, the Nominating Party agrees to provide you with an opportunity to comment on those sections of the proxy solicitation materials that relate to any personal information concerning you contained in such materials.

You agree that (i) upon request you will promptly complete, sign and return the JANA Questionnaire, (ii) your responses in the JANA Questionnaire will be true, complete and correct in all respects, and (iii) you will provide any additional information as may be reasonably requested by JANA. In addition, you agree that upon our request you will execute and return a separate instrument confirming that you consent to being nominated for election as a director of Whole Foods and, if elected, consent to serving as a director of Whole Foods. Upon being notified that you have been chosen, we and the Nominating Party may forward your consent and completed JANA Questionnaire (or summary thereof), to Whole Foods, and we and the Nominating Party may at any time, in our and their discretion, disclose the information contained therein, as well as the existence and contents of this agreement. Furthermore, you understand that we may elect, at our expense, to conduct a background and reference check on you and you agree to complete and execute any necessary authorization forms or other documents required in connection therewith.

You further agree that (i) you will treat confidentially all information relating to the Proxy Solicitation which is non-public, confidential or proprietary in nature; (ii) you will not issue, publish or otherwise make any public statement or any other form of communication relating to Whole Foods or the Proxy Solicitation without the prior approval of JANA; and (iii) you will not agree to serve, or agree to be nominated to stand for election by Whole Foods or any other stockholder of Whole Foods (other than JANA), as a director of Whole Foods without the prior approval of JANA.

In addition to the purchases of Shares required by the second paragraph above, you or your affiliates may invest in securities of Whole Foods. With respect to any such purchases during the term of this agreement, (i) you agree to consult with JANA and provide necessary information so that we may comply with any applicable disclosure or other obligations which may result from such investment and (ii) JANA or its affiliates shall prepare and complete any required disclosures including all regulatory filings related thereto. With respect to any such purchases made pursuant to this paragraph you agree on behalf of yourself and your affiliates not to dispose of any such securities prior to the termination of this agreement, provided, however, that in the event that the Nominating Party or any of its affiliates dispose of any Shares during the term of this Agreement, of which dispositions you shall be promptly notified, you and your family members or affiliates will be permitted to sell in the aggregate a pro rata amount.

Each of us recognizes that should you be elected to the Board of Directors of Whole Foods all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duties, as applicable, to Whole Foods and to the stockholders of Whole Foods and, as a result, that there is, and can be, no agreement between you and JANA that governs the decisions which you will make as a director of Whole Foods.

This agreement shall automatically terminate on the earliest to occur of (i) the conclusion of the Annual Meeting, (ii) your election or appointment to the Board of Directors of Whole Foods or (iii) the termination of the Proxy Solicitation, provided, however, that the first, second, third, your confidentiality obligations in the sixth, eighth, and tenth paragraphs of this agreement shall survive such termination.

This agreement sets forth the entire agreement between JANA and you as to the subject matter contained herein, and cannot be amended, modified or terminated except by a writing executed by JANA and you. Any prior agreements with respect to this subject matter are hereby terminated. This agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts of law.

[Signature Page Follows]

Agreed to as of the date both parties have signed:

JANA PARTNERS LLC

By:
Name:
Title:
Date:

Name: [NOMINEE]
Date:

EXHIBIT C

Form of Consulting Agreement

CONSULTING AGREEMENT

This Consulting Agreement (the "Agreement"), dated as of March __, 2017, is by and between JANA Partners LLC ("JANA") and [CONSULTANT] (the "Consultant") (each a "Party" and collectively, the "Parties").

WHEREAS, JANA desires to retain the services of the Consultant to provide analysis of Whole Foods Market, Inc. (the "Company") and related services (the "Services") in accordance with the following terms and conditions, and the Consultant desires to be retained by JANA to provide such Services.

NOW THEREFORE, in consideration of the covenants and conditions set forth herein, the Parties, intending to be legally bound, hereby agree as follows:

Term. Effective as of the date hereof, JANA shall engage the Consultant to provide the Services for a term beginning on the date hereof and ending upon the earlier of (a) one (1) year and (b) notice of termination of the Services from JANA to the Consultant.

Fees and Expenses. JANA shall pay the Consultant a one-time fee for the Services of $90,000 (the "Consulting Fee") within ten (10) business days of the date hereof, provided that, should the Consultant agree with JANA or any of its affiliates to serve as a nominee for election or appointment to the board of directors of the Company, the Consulting Fee shall be credited against any compensation provided pursuant to such agreement. The Consultant will be responsible for all business expenses associated with the Services, provided however that JANA will reimburse the Consultant for pre-approved travel expenses.

Communications. All public statements, regulatory filings or communications, contacts with Company directors and management and related activity with respect to the Company will be made and conducted by JANA with the assistance of the Consultant as requested by JANA.

Form 1099. JANA shall issue an Internal Revenue Service Form 1099 to the Consultant to account for the Consulting Fee.

Independent Contractor. The Consultant and her agents and representatives (collectively, the "Consultant Group") are and shall be deemed for all purposes to be independent contractors. This Agreement is not an employment contract. Consequently, the Consulting Fee shall not be deemed to be wages, and therefore, shall not be subject to any withholdings or deductions. The Consultant shall be responsible for all tax payments, estimated tax payments or other tax liabilities. Nothing contained herein shall be construed to create a relationship of employer and employee between JANA and any of the Consultant Group. The Consultant shall have the sole discretion to determine the manner and means by which she shall perform the Services, the hours of work, and when and where such Services are to be performed. As an independent contractor, none of the Consultant Group is entitled to any employee benefits provided to JANA's employees, such as health insurance, pension benefits, workers' compensation, unemployment insurance, or any similar benefit.

Services Non-Exclusive. The Services to be provided by the Consultant hereunder are not and shall not be deemed to be exclusive to JANA, and the Consultant shall be free to render similar services to others and to engage in all such activities as the Consultant deems appropriate, provided that the Consultant's performance hereunder is not impaired by such other activities.

Non-Public Information. The Consultant agrees that she shall not and shall cause the Consultant Group to not disclose any non-public information which may be deemed material, including but not limited to financial projections and information regarding potential strategic transactions, regarding any company or government entity obtained (i) in the course of any employment (whether permanent, temporary, through a consulting or contractor agreement, or otherwise) by such company or other entity or (ii) as a result of any communications with employees or representatives of such company or entity or with any other party which are subject to any non-disclosure or confidentiality obligation.

Confidential Information. The Consultant acknowledges that, during the Term, the Consultant Group may have access to and may acquire Confidential Information (as defined below) regarding the business of JANA, its affiliates and affiliated funds, accounts and co-investment vehicles (the "JANA Entities"). Accordingly, the Consultant agrees that, without the prior written consent of JANA, the Consultant shall not and shall cause the Consultant Group to not, at any time, disclose to any unauthorized person or otherwise use any such Confidential Information for any reason other than the business of the JANA Entities. If any of the Consultant Group is served with legal process (such as a subpoena) that (i) may touch upon, concern, or arise out of Confidential Information or (ii) otherwise require the Consultant to disclose any Confidential Information, the Consultant will immediately notify JANA in writing, furnish JANA with a copy of such legal process and reasonably cooperate with JANA to protect the Confidential Information. None of the Consultant Group shall in any event disclose any portion of the Confidential Information not required to be disclosed in connection with such legal process. "Confidential Information" means non-public information concerning JANA's past, current or potential portfolio names, portfolio composition, or plans with respect to the Company.

Investments in Company Stock. With respect to any purchases made by the Consultant of securities of the Company prior to the termination of the Services, (i) the Consultant agrees to consult with JANA regarding such purchases and provide necessary information so that JANA may comply with any applicable disclosure or other obligations which may result from such investment, (ii) JANA or its affiliates shall prepare and complete any required disclosures including all regulatory filings related thereto at no cost to the Consultant, and (iii) the Consultant agrees to hold any such securities until at least the earlier of (A) the conclusion of the 2018 annual meeting of stockholders of the Company (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the "Annual Meeting") and (B) the termination of a proxy solicitation by JANA or any of its affiliates, if any is commenced, in respect of the Annual Meeting.

Governing Law, Venue and Jurisdiction. This Agreement will be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of laws. All disputes arising out of or related to this Agreement shall be submitted to the state and federal courts of New York, and each Party irrevocably consents to such personal jurisdiction and waives all objections thereto, but does so only for the purposes of this Agreement.

Assignability. This Agreement, and the rights and obligations hereunder, may not be assigned by either Party without the express written consent of the other Party.

Entire Agreement; Amendment. This Agreement may be amended only by a written instrument signed by the Parties. This Agreement contains the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, between the Parties with respect to the subject matter of this Agreement.

Survival. The Parties acknowledge that Sections 5, 6, 7, 8, 9, 10, 11, 12 and 13 of this Agreement shall survive the termination of the Agreement and/or the Consultant's Services.

Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date and year first above written.

JANA Partners LLC	[CONSULTANT]

by:
Name: Title:

EXHIBIT D

Joint Filing Agreement, dated April 10, 2017

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he, she or it knows that such information is inaccurate.

Dated: April 10, 2017

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel

/s/ Glenn Murphy
GLENN MURPHY

/s/ Diane Dietz
DIANE DIETZ

/s/ Thomas W. ("Tad") Dickson
THOMAS W. ("TAD") DICKSON

/s/ Meredith Adler
MEREDITH ADLER

/s/ Mark Bittman
MARK BITTMAN